Exhibit 99.1

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(UNAUDITED)

- - - - - - - - - - - -

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM BALANCE SHEETS (Unaudited)

U.S. dollars

	June 30,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash	84,945	89,806
Trade receivables	18,405	184,064
Other accounts receivable	107,052	179,541
Deferred prospective initial public offering cost	407,749	291,133
Inventories	342,289	304,823

TOTAL CURRENT ASSETS	960,440	1,049,367

NON-CURRENT ASSETS:
Right-of use asset	32,511	56,893
Property and equipment, net	31,763	41,311
TOTAL NON-CURRENT ASSETS	64,274	98,204

TOTAL ASSETS	1,024,714	1,147,571

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM BALANCE SHEETS (Unaudited)

U.S. dollars

		June 30,	December 31,
	Note	2023	2022
LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Trade payables		98,780	47,260
Lease liabilities		29,152	45,097
Other accounts payable		624,241	774,647
Loan from related party	7	729,169	-
SAFEs	6	1,514,928	1,514,928

TOTAL CURRENT LIABILITIES		2,996,270	2,381,932

NON-CURRENT LIABILITIES:

Lease liabilities		-	7,775
Loan from related party	7	-	399,794

TOTAL NON-CURRENT LIABILITIES		-	407,569

COMMITMENTS AND CONTINGENCIES	4
SHAREHOLDERS’ DEFICIT
Ordinary shares, NIS 0.02 par value: Authorized 25,000,000 as of June 30, 2023 and December 31, 2022; Issued and outstanding 3,597,442 and 3,597,442 shares as of June 30,2023 and as of December 31, 2022, respectively		21,456	21,456
Additional paid-in capital		13,091,990	12,988,292
Accumulated losses		(15,085,002)	(14,651,678)

TOTAL SHAREHOLDERS’ DEFICIT		(1,971,556)	(1,641,930)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		1,024,714	1,147,571

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

U.S. dollars

	Six months ended June 30,	Six months ended June 30,
	2023	2022
	U.S. dollars
Sales	344,819	145,093
Cost of Sales	194,104	128,435

GROSS PROFIT	150,714	16,658

Research and development expenses	216,181	307,396
Selling and marketing expenses	94,339	135,585
General and administrative expenses	101,877	327,415
Prospective initial public offering expenses	106,754	405,777

OPERATING LOSS	368,436	1,159,515
Financing Expenses (Income), net	64,888	(211,139)
COMPREHENSIVE AND NET LOSS	433,324	948,376

Net loss per ordinary share, basic and diluted	0.12	0.31
Weighted average number of ordinary shares outstanding basic and diluted	3,597,442	3,066,785

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Unaudited)

U.S. dollars (except for share numbers)

	Ordinary shares		Additional
	Number of shares	Amount	paid-in capital	Accumulated losses	Total
BALANCE AS OF DECEMBER 31, 2021	359,743	1,945	6,380,403	(12,998,640)	(6,616,292)
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2022:
Conversion of Former Parent Company’s debt into ordinary shares and warrants	3,237,699	19,511	6,403,797	-	6,423,308
Stock based compensation	-	-	96,916	-	96,916
Comprehensive loss	-	-	-	(948,376)	(948,376)

BALANCE AS OF JUNE 30, 2022	3,597,442	21,456	12,881,116	(13,947,016)	(1,044,444)

BALANCE AS OF DECEMBER 31, 2022	3,597,442	21,456	12,988,292	(14,651,678)	(1,641,930)
CHANGES DURING SIX MONTHS ENDED JUNE 30, 2023:
Stock based compensation	-	-	91,531	-	91,531
Transactions with related party	-	-	12,167	-	12,167
Comprehensive loss	-	-	-	(433,324)	(433,324)

BALANCE AS OF JUNE 30, 2023	3,597,442	21,456	13,091,990	(15,085,002)	(1,971,556)

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars

	Six months ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(433,324)	(948,376)

Adjustments required to reconcile net loss to net cash used in operating activities -

Depreciation	10,225	8,629
Stock based compensation expenses	47,991	67,424
Interest expenses with respect to funding from Parent Company	96,883	-
Currency exchange differences with respect to amount due to the Former Parent Company	-	(243,948)
Finance expenses	(3,358)	-

Changes in operating assets and liabilities items:
Decrease (increase) in trade receivables	165,660	(9,374)
Decrease (increase) in other accounts receivable	72,489	(97,332)
Increase in deferred prospective initial public offering cost	(72,756)	(147,973)
Increase in inventory	(37,466)	(87,387)
Decrease in right-of use asset	24,382	24,516
Increase in trade payables	51,520	28,186
Decrease in lease liabilities	(21,024)	(30,592)
Increase (decrease) in other payables	(150,406)	34,825

Net cash used in operating activities	(249,184)	(1,401,402)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment	(677)	(8,447)
	(677)	(8,447)
CASH FLOWS FROM FINANCING ACTIVITIES:
Loan from related party	245,000	-
Cost associated with the conversion of the Former Parent Company’s debt	-	(84,780)
Loans from the Former Parent Company	-	107,994
Proceeds from issuance of SAFEs	-	1,514,928
	245,000	1,538,142

NET INCREASE (DECREASE) IN CASH	(4,861)	128,293
CASH AT BEGINNING OF PERIOD	89,806	33,024
CASH AT END OF PERIOD	84,945	161,317

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Benefit to the Company by an equity holder with respect to funding transactions	12,167	-
Right-of use asset recognized against lease liability, net	-	97,532
Conversion to equity of the Former Parent Company’s debt	-	6,508,089
Deferred prospective initial public offering cost	43,540	29,491

The accompanying notes are an integral part of these condensed interim financial statements.

PARAZERO TECHNOLOGIES LTD.

Note 1 - General

1.	PARAZERO TECHNOLOGIES LTD. - (the “Company”) was incorporated in Israel on June 30, 2013. The Company’s address is 30 Dov Hoz, Kiriyat Ono, 5555626, Israel. The Company specializes in the design, development, manufacturing, distribution, and sales of safety systems for commercial drones. The Company’s technology enables real-time identification of critical failures of drones, and upon detection of an emergency, a parachute is autonomously deployed in fractions of a second, thus ensuring safe landings at all times.

The Company sells its products internationally.

2.	On January 28, 2022, Delta Drone International Limited (ASX: DLTI) (the “Former Parent company”), sold its shares in the Company to a consortium of investors led by Medigus Ltd. (“Medigus”) and facilitated by Israeli venture capital firm L.I.A. Pure Capital Ltd.

3.	On July 31, 2023, the Company closed an initial public offering (“IPO”). In connection with the IPO, the Company issued and sold 1,950,000 ordinary shares, NIS 0.02 par value each (“Ordinary Shares”) pursuant to which it received gross proceeds of approximately $7.8 million. The Ordinary Shares were approved for listing on the Nasdaq Capital Market (“Nasdaq”) and commenced trading under the symbol “PRZO” on July 27, 2023. For further information see Note 8B.

4.	The Company is in its commercialization stage and has not generated significant revenues at this stage. The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of June 30, 2023, the Company had accumulated losses of $15.1 million and a shareholders’ deficit of $2.0 million. The Company’s operations have been funded substantially through funding from the Former Parent Company which was converted into equity in January 2022, upon sale transaction at the shareholders level. During 2022, the Company entered into Simple Agreements for Future Equity (SAFE) for gross proceeds of $1,515 thousand (see Note 6). In addition, on October 30, 2022, the Company entered into an unsecured credit facility agreement (the “Credit Facility Agreement”) with Medigus in an aggregate initial amount of up to $625 thousand. On June 26, 2023, the Company amended the Credit Facility Agreement to increase the amount of the Credit Facility to up to $745 thousand that were received as of June 27, 2023 (see Note 8D). Additionally, as noted above, on July 31, 2023, the Company raised gross proceeds of approximately $7.8 million from its IPO. Management expects that it will require additional financing to fund its operations until it has generated significant revenues. This raises a substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. The condensed interim financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 2 - Basis for preparation

The Company’s accompanying unaudited condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for complete financial statements.

The condensed interim financial statements reflect all adjustments considered necessary for a fair presentation of the results of operations and financial position for the interim periods presented. All such adjustments are of a normal recurring nature.

These unaudited interim financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2022 and December 31, 2021 and notes thereto that are included in the Company’s final Prospectus dated July 26, 2023 and filed with the SEC on July 27, 2023. The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for any other interim period or for the year ending December 31, 2023.

Note 3 - Critical Accounting Policies, Accounting Pronouncements Adopted and Recently Issued Accounting Standards

During the six months ended June 30, 2023, there were no material changes to the Company’s critical accounting policies previously disclosed in our final Prospectus dated July 26, 2023 and filed with the SEC on July 27, 2023.

PARAZERO TECHNOLOGIES LTD.

Note 4 - Commitments and Contingencies

A.	Israel Innovation Authority

The Company has received royalty-bearing grants from the Israel Innovation Authority (“the IIA”), for approved research and development projects. The programs include grants for: wages, materials, subcontractors and miscellaneous. The Company is required to pay royalties at the rate of 3%-3.5% on sales of the products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grant received, linked to the dollar including accrued interest at the LIBOR rate.

As of December 31, 2019, IIA program was completed. The total amount of the IIA grant received was $748 thousand.

As of June 30, 2023, the maximum obligation with respect to the grants received from the IIA, including accrued interest, contingent upon entitled future sales, is $781 thousand . When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals.

B.	Former Parent Company

On January 28, 2022, the Former Parent Company announced it had entered into a binding agreement with a consortium of investors led by Medigus and facilitated by Israeli venture capital firm L.I.A. Pure Capital Ltd (“Pure Capital”), for the sale of 100% of the share capital of the Company for a total consideration of AUD 6 million in cash (the “Acquisition”), and all outstanding liabilities between the Company and the Former Parent Company were converted into equity immediately prior to the closing of the Acquisition.

On February 2, 2022 (the “Issue Date”), the Company issued to the Former Parent Company a warrant to purchase 111,261 Ordinary Shares. The exercise price of such warrant is (A) if a Trigger Event (defined below) occurs, the price per Company Ordinary Shares in the IPO, or, (B) if a Trigger Event has not occurred, US $2.7797 per each Company Ordinary Shares, reflecting a pre-money valuation of US $10,000,000 on a fully diluted as-converted basis as of the Issue Date. Further, (A) if an IPO of the Company occurs before the fifth anniversary of the Issue Date, then the warrant shall expire after the lapse of 90 days from the earlier of (“Trigger Event”): (i) the fifth anniversary of the Issue Date; or (ii) the price per each Company Ordinary Shares has increased by at least 50% compared to the listing price per Company Ordinary Shares as part of the IPO (to be determined based upon one-calendar-month volume weighted average price); and (B) if no IPO of the Company occurs before the lapse of the fifth anniversary of the Issue Date, then the warrant shall expire after the lapse of 12 months from the fifth anniversary of the Issue Date. As of June 30, 2023, the number of the outstanding warrants is 111,261.

C.	Consultant agreements

On March 1, 2022, the Company entered into a consulting services agreement with two consultants, pursuant to which, subject to the completion of a capital raise of at least $5 million, the consultants would be entitled to 179,510 warrants to each one of them, with each whole warrant exercisable for one Ordinary Share, at an exercise price of NIS 0.02 per Ordinary Share, which may be paid via cashless, exercise at any time after the six-month anniversary of the grant date. The warrants will be fully vested upon grant and will be exercisable at any time and from time to time, in whole or in part for a period of five years from the date of their grant. Considering the de-minimis exercise price, the fair values of the warrants were determined, taking into consideration the following assumptions: Company’s Ordinary Share price of $2.32 (considering the implied share price of $2.32 of the January 2022 acquisition (see Note 4B above) and the likelihood of a successful IPO at the expected target price back then) at $194 thousand each to be recognized over the expected term.

Total share-based compensation expenses for the six months period ended June 30, 2023 and June 30, 2022 was $91,531 and $96,915 respectively (see Note 8E).

D.	Agreement with underwriter

On February 8, 2022, the Company signed a letter of engagement with Aegis Capital Corp. (“Aegis”), which expired pursuant to written notice from the Company on May 5, 2023, and reengaged on June 26, 2023, pursuant to which Aegis will act as an underwriter on a “firm commitment” basis (“Offering”).

PARAZERO TECHNOLOGIES LTD.

Note 4 - Commitments and Contingencies (cont.)

D.	Agreement with underwriter (cont.)

The underwriting compensation includes the following:

The underwriting discount will be 8.0% for the Offering and a non-accountable expense allowance equal to 1.0% of the Offering. In addition, Company will pay all expenses relating to the Offering, including a payment of $100,000 for fees and expenses that include “road show”, diligence, and reasonable legal fees and disbursements for Aegis’s counsel.

As additional compensation for Aegis’ services, the Company will issue to Aegis or its designees at the closing of the Offering (the “Closing”) warrants (the “Underwriter’s Warrants”) to purchase that number of Ordinary Share equal to 5.0% of the aggregate number of Ordinary Share sold in the Offering (excluding the over-allotment option). The Underwriter’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the five-year period commencing six months from the Closing, at a price per share equal to 125.0% of the public offering price per Ordinary Share of the securities sold in the Offering and the Underwriter’s Warrants will be exercisable on a cash basis, provided that if a registration statement registering the Ordinary Share underlying the Underwriter’s Warrants is not effective, the Underwriter’s Warrants may be exercised on a cashless basis. The Underwriter’s Warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights) and customary anti-dilution provisions (for Ordinary Share dividends and splits and recapitalizations) consistent with Rule 5110 of the Financial Industry Regulatory Authority (FINRA), and further, the number of Ordinary Share underlying the Underwriter’s Warrants will be reduced if necessary to comply with FINRA rules or regulations (see Note 8B).

Note 5 - Significant events during the reporting period

On June 26, 2023, the Company amended the Credit Facility Agreement with Medigus to increase the amount of the Credit Facility to up to $745,000. As of December 31, 2022, the Company received $500,000 from Medigus. As of June 30, 2023, the Company received $745,000 from Medigus. The difference between the cash received and the fair value of the loan based on future cash flows to be repaid discounted at the market rate of interest that would have been paid to an unrelated party was recorded as a capital contribution of $12,167 for the period ended June 30, 2023 (see Note 8D).

PARAZERO TECHNOLOGIES LTD.

Note 6 - SAFEs

In February, March and May 2022, the company entered into certain equity investment agreements, titled Simple Agreements for Future Equity (“SAFE”), with certain investors including Medigus, officers, and directors, for aggregate proceeds of up to $2,500,000. As of December 31, 2022, the Company had received approximately $1,514,928 under the SAFE agreements. The SAFEs provide for the conversion of the investment amount into the Company’s Ordinary Shares under certain circumstances:

1.	Upon the occurrence of an IPO event-immediately prior to the closing of an IPO, the investment amount will automatically convert into such number of Ordinary Shares and warrants, as applicable, issued in the IPO equal to the IPO price discounted by 25% as well as the same warrant coverage, if applicable, as those granted to the investors in the offering. However, in no event will the warrants issued upon the conversion of the SAFEs be tradable warrants nor carry any registration rights.

2.	Optional conversion following a written notice made at investor’s sole discretion equal to the purchase amount discounted by 20%.

3.	In the event of a liquidity event and dissolution event, as defined in the investment agreements.

4.	Mandatory conversion upon drop date - If the investment amount has not been converted prior to July 31, 2023 (the “Drop Date”) (see Note 8A), then on such Drop Date, the SAFE will be automatically converted into such number of the most senior class of equity shares of the Company then outstanding, equal to, the investment amount, divided by the lowest price per share actually paid to the Company for such most senior class of equity shares of the Company then outstanding in an investment transaction by a third party on or after January 1, 2022, discounted by 20%. If such investment transaction shall not have occurred, then the SAFE shall be automatically converted into such number of the most senior class of equity shares of the Company then outstanding, equal to, the Investment Amount, divided by AUD 3.313 (subject to any customary adjustments for share splits and consolidations).

As the conversation rate is not solely indexed to the Company’s share price, the Company accounts for the SAFEs as a liability measured at fair value. The change in fair value amount as of June 30, 2023 and December 31, 2022 respectively, was valued at zero (see Note 8A).

Note 7 - Related party transactions

The Company had outstanding loans to a related party of $745,000 and $500,000 as of June 30, 2023 and December 31, 2022, respectively. See Note 5 for further details.

Additionally, on October 30, 2022, the Company entered into a consulting agreement, with Medigus, pursuant to which Medigus shall serve as the Company’s independent consultant for a monthly fee of $10,000, effective upon the closing of the IPO and terminating on the three-year anniversary of the closing of the company’s IPO. The Company may terminate the consulting agreement anytime after the closing of the IPO upon providing three months advance notice.

PARAZERO TECHNOLOGIES LTD.

Note 8 - Subsequent Events and Related Party Transactions

A.	On July 31, 2023, the Company’s Board of Directors and shareholders, approved an amendment to the terms of the SAFE to extend the automatic conversion date by three months to October 31, 2023. In connection with the IPO, all of the SAFEs representing an aggregate amount of $1,514,928 were converted into 504,976 Ordinary Shares of the Company.

B.	On July 31, 2023, the Company issued and sold in connection with the closing of the IPO 1,950,000 Ordinary Shares at a price to the public of $4.00 per share. In addition, the Company granted to the underwriters a 45-day option to purchase up to 292,500 additional ordinary shares at the initial price to the public, less underwriting discounts and commissions, to cover over-allotments.

In connection with the IPO, the Company received gross proceeds of approximately $7.8 million before deducting underwriting discounts and commissions and before offering expenses ($6.0 million net proceeds after deducting approximately $0.8 million of underwriting discounts and commissions and approximately $1.0 million of other offering costs). The Ordinary Shares were approved for listing on the Nasdaq and commenced trading under the symbol “PRZO” on July 27, 2023.

In addition, in connection with the closing of the IPO, the Company issued to the underwriters of the IPO warrants to purchase up to an aggregate of 97,500 Ordinary Shares at an exercise price of $5.00 per share, exercisable during the four-year-and-six-month period commencing on the date that is six months from July 31, 2023.

C.	On July 31, 2023, , the Company entered into a service agreement with Maris Tech Ltd., a related party company (“Maris”), pursuant to which, Maris will provide the Company business development services.

In consideration for the Business Development Services, the Company shall pay Maris $10,000 per month plus VAT. In addition, the company shall pay Maris commissions, in accordance with the terms of the agreement.

D.	On August 1, 2023, the Company repaid the outstanding Credit Facility to Medigus in a total amount of $745,000, plus one-time payment of an additional $40,000, paid in connection with the closing of the Company’s IPO.

PARAZERO TECHNOLOGIES LTD.

Note 8 - Subsequent Events and Related Party Transactions (cont.):

E.	On August 9, 2023, the Company granted two consultants warrants to purchase up to an aggregate 179,510 Ordinary Shares to each one of them, at an exercise price of NIS 0.02 per Ordinary Share, exercisable for a period of five years from the grant date. The warrants also include a cashless exercise provision.

F.	On September 20, 2023, the Company’s Board of Directors granted an aggregate of 366,171 options to purchase Ordinary Shares to certain employees and directors. The exercise price of such options is $1.275 per Ordinary Share, exercisable for a period of 5 years from the grant date. Such options vest over four years, commencing on July 31, 2023 (“Vesting Commencement Date”) where 50% of the amount granted vests at the second anniversary of the Vesting Commencement Date, and the remainder shall vest on a quarterly basis, 6.25% of the number of the options commencing on the second anniversary of the Vesting Commencement Date.

Out of the 366,171 options mentioned above, the grant of 305,647 is subject to the approval of such grant by the Company’s shareholders.

G.	On September 20, 2023, the Company’s Board of Directors granted a consultant warrants to purchase up to an aggregate 146,606 Ordinary Shares at an exercise price of $1.275 per Ordinary Share, exercisable for a period of five years from the grant date. The warrants also include a cashless exercise provision.